UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On January 2, 2024, NANO-X IMAGING LTD. (the “Company”) announced that a claim was filed in Israel against the Company, Nano-x Imaging PLC (“Nanox Gibraltar”) and Mr. Ran Poliakine, Company’s Chairman, based on allegations previously dismissed by a U.S. court.

Further to Company’s release on May 22, 2023, which was published by the Company as part of its immediate report on Form 6-K and noted that a claimant provided it with a notice alleging several causes of action, the Company was served with a statement of claim that was filed by the plaintiff in Israel. The Company categorically rejects the meritless claims against the Company and is confident in its position.

Background of the U.S. Lawsuit:

As was previously reported by the Company, on October 28, 2021, a complaint was filed in the United States District Court for the Central District of California against the Company, a Delaware subsidiary of the Company, Nanox Gibraltar, from which the Company acquired certain assets, and others. The complaint alleged breach of a consulting agreement between the plaintiff and Nanox Gibraltar, entered into in 2015. The plaintiff demanded approximately $1 million in unpaid consulting fees from the defendants and approximately $29.5 million from the Company related to claimed entitlement to warrants in Nanox Gibraltar.

The Company, which was not a party to the agreement with plaintiff nor Nanox Gibraltar’s legal successor for any potential liabilities, moved to dismiss the complaint on February 15, 2022. On June 3, 2022, the Court granted the motion to dismiss with leave to amend. The plaintiff did not amend the complaint, and on July 19, 2022, the Court ordered that action be dismissed without leave to amend and without prejudice to filing a suit in a proper jurisdiction.

The Attempted Claim in Israel:

The Company reiterates its strong denial of the plaintiff’s baseless claims and emphasizes the following key points:

●	The Company was never a party to the consulting agreement with the plaintiff. The Company and Company’s management do not have any connection with or knowledge of the plaintiff.

●	The Company is not responsible for any potential liabilities of Nanox Gibraltar, a separate legal entity.

Company’s Response:

The Company is currently reviewing and analyzing the claim filed in Israel and will take all necessary steps to vigorously defend itself against these unfounded allegations. The Company remains confident in its legal position and is committed to protecting its shareholders and stakeholders.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD.

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: January 2, 2024

2